FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 15, 2004, Series 2004-3	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

04050184

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 15, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

Equifirst Mortgage Loan Trust 2004-3

EquiFirst

$450,468,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Ocwen Financial Corp.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
Sandler O'Neill & Partners LP
Co-Underwriters

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: November 12, 2004***

Equifirst Mortgage Loan Trust 2004-3

$450,468,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
A-1	$127,000,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Senior	AAA / Aaa /AAA
A-2	$191,000,000	2.81 / 2.81	20-72 / 20-72	Floating Rate Senior	AAA / Aaa /AAA
A-3	$28,130,000	6.57 / 8.43	72-80 / 72-175	Floating Rate Senior	AAA / Aaa /AAA
M-1	$28,154,000	4.74 / 5.20	41-80 / 41-155	Floating Rate Subordinate	AA+ / Aa1/AA+
M-2	$9,227,000	4.70 / 5.15	40-80 / 40-146	Floating Rate Subordinate	AA / Aa1 /AA
M-3	$14,195,000	4.68 / 5.12	39-80 / 39-143	Floating Rate Subordinate	AA- / Aa2 /AA-
M-4	$8,281,000	4.67 / 5.09	39-80 / 39-138	Floating Rate Subordinate	A+ / Aa3 /A+
M-5	$8,281,000	4.67 / 5.08	38-80 / 38-134	Floating Rate Subordinate	A / A1 /A
M-6	$8,281,000	4.65 / 5.05	38-80 / 38-130	Floating Rate Subordinate	A- / A2 /A-
M-7	$8,281,000	4.65 / 5.03	38-80 / 38-125	Floating Rate Subordinate	BBB+ / A3/ BBB+
M-8	$8,281,000	4.65 / 5.00	37-80 / 37-119	Floating Rate Subordinate	BBB / Baa1 /BBB
M-9	$7,098,000	4.63 / 4.94	37-80 / 37-112	Floating Rate Subordinate	BBB- / Baa2 /BBB
M-10	$4,259,000	4.63 / 4.89	37-80 / 37-105	Floating Rate Subordinate	BBB- / Baa3 /BBB-
[redacted]					
Total	$463,717,000				

(1) *The Certificates are backed by the cash flow from the Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to the Clean-up Call Date and the Class M-10 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Ocwen Financial Corp.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriters:	Morgan Keegan & Company, Inc. and Sandler O'Neill & Partners LP.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class A-1, Class A-2 and Class A-3 Certificates (the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Class M Certificates***") and the Class B-1 and Class B-2 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on November 15, 2004.
Statistical Calculation Date:	The close of business on October 1, 2004.
Expected Closing Date:	On or about November 30, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in December 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Clean-up Call Date").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $473,180,816 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

As of the Statistical Calculation Date, approximately 17.03% of the Mortgage Loans have fixed rates and approximately 82.97% of the Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from December 2004 to November 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.00% of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

(a) 4.00% of the current principal balance of the Mortgage Loans;

(b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

(x) the Distribution Date occurring in December 2007 and

(y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 53.70%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	26.85%	53.70%
M-1	20.90%	41.80%
M-2	18.95%	37.90%
M-3	15.95%	31.90%
M-4	14.20%	28.40%
M-5	12.45%	24.90%
M-6	10.70%	21.40%
M-7	8.95%	17.90%
M-8	7.20%	14.40%
M-9	5.70%	11.40%
M-10	4.80%	9.60%
B-1	3.50%	7.00%
B-2	2.00%	4.00%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [28.00]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
December 2007 – November 2008	[3.75]
December 2008 – November 2009	[6.00]
December 2009 – November 2010	[7.75]
December 2010 and thereafter	[8.50]

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-10 Certificates, fourth to the Class M-9 Certificates, fifth to the Class M-8 Certificates, sixth to the Class M-7 Certificates, seventh to the Class M-6 Certificates, eighth to the Class M-5 Certificates, ninth to the Class M-4 Certificates, tenth to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates thirteenth, monthly interest to the Class B-1 Certificates and fourteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class M-10 Certificates, twelfth monthly principal to the Class B-1 Certificates and thirteenth, monthly principal to the Class B-2 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to Certificates will be distributed as follows:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates, in that order, until the Certificate Principal balances have been reduced to zero. If the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth, to the Class M-10 Certificates, eleventh to the Class B-1 Certificates and twelfth, to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates, in that order, such that the Senior Certificates will have at least 53.70% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 41.80% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 37.90% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 31.90% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 28.40% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 24.90% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 21.40% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 17.90% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 14.40% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 11.40% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 9.60% credit enhancement, twelfth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 7.00% credit enhancement and thirteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 4.00% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount	Cap Strike	Cap Ceiling
1	463,717,000	7.888520	10.000000
2	461,648,985	6.361470	10.000000
3	459,010,585	6.361200	10.000000
4	455,803,095	7.042420	10.000000
5	452,029,652	6.360560	10.000000
6	447,695,471	6.572200	10.000000
7	442,807,861	6.359790	10.000000
8	437,376,232	6.571320	10.000000
9	431,412,093	6.358860	10.000000
10	424,929,054	6.358340	10.000000
11	417,942,754	6.569710	10.000000
12	410,473,106	6.357210	10.000000
13	402,574,309	6.568610	10.000000
14	394,351,749	6.356370	10.000000
15	385,822,334	6.356160	10.000000
16	377,004,297	7.037090	10.000000
17	367,917,109	6.356140	10.000000
18	358,581,400	6.568230	10.000000
19	349,018,862	6.356700	10.000000
20	339,252,146	6.569110	10.000000
21	329,304,750	6.357860	10.000000
22	319,200,908	6.358680	10.000000
23	308,965,465	6.571650	10.000000
24	298,624,050	6.497680	10.000000
25	288,235,854	8.750720	10.000000
26	278,276,476	8.464830	10.000000
27	268,656,428	8.461180	10.000000
28	259,363,995	9.363670	10.000000
29	250,387,868	8.453800	10.000000
30	241,717,136	8.778210	10.000000
31	233,342,219	9.138250	10.000000
32	225,266,053	9.437200	10.000000
33	217,463,773	9.127240	10.000000
34	209,925,954	9.121670	10.000000
35	202,643,503	9.421550	10.000000
36	195,607,689	9.179150	10.000000
37 and thereafter	0	0.000000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	7.89	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.00
6	10.00	36	10.00
7	10.00	37	10.40
8	10.00	38	10.06
9	10.00	39	10.05
10	10.00	40	10.73
11	10.00	41	10.03
12	10.00	42	10.41
13	10.00	43	10.78
14	10.00	44	11.13
15	10.00	45	10.76
16	10.00	46	10.75
17	10.00	47	11.09
18	10.00	48	10.73
19	10.00	49	11.16
20	10.00	50	10.79
21	10.00	51	10.78
22	10.00	52	11.92
23	10.00	53	10.76
24	10.00	54	11.11
25	10.00	55	10.82
26	10.00	56	11.17
27	10.00	57	10.79
28	10.00	58	10.78
29	10.00	59	11.13
30	10.00	60	10.76

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	11.10	72	10.60
62	10.73	73	10.94
63	10.72	74	10.57
64	11.85	75	10.56
65	10.69	76	11.67
66	11.03	77	10.53
67	10.67	78	10.86
68	11.01	79	10.50
69	10.64	80	10.84
70	10.62		
71	10.97		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	2.09100	2.46700	4.37966	No	Yes
2	2.34500	2.59200	3.59403	No	Yes
3	2.37300	2.68500	3.56338	No	Yes
4	2.54000	2.78500	3.69940	No	Yes
5	2.63400	2.86900	3.29308	No	Yes
6	2.74100	2.94800	3.29039	No	Yes
7	2.83100	3.02000	3.08560	No	Yes
8	2.90100	3.08700	3.12480	No	Yes
9	2.96600	3.15600	2.93872	No	Yes
10	3.03600	3.22400	2.86189	No	Yes
11	3.10400	3.29000	2.90852	No	Yes
12	3.16500	3.35500	2.72102	No	Yes
13	3.23300	3.41700	2.76769	No	Yes
14	3.30500	3.47600	2.57253	No	Yes
15	3.37000	3.53000	2.50265	No	Yes
16	3.42900	3.58000	2.81863	No	Yes
17	3.48400	3.62600	2.37712	No	Yes
18	3.53500	3.65800	2.44239	No	Yes
19	3.57900	3.67800	2.26803	No	Yes
20	3.62400	3.70600	2.34068	No	Yes
21	3.66900	3.73500	2.16549	No	Yes
22	3.70000	3.76600	2.12983	No	Yes
23	3.67500	3.80100	2.27201	No	Yes
24	3.65300	3.84800	2.28810	No	Yes
25	3.74100	3.90700	4.33885	No	Yes
26	3.79700	3.95900	4.12061	No	Yes
27	3.85200	4.00900	4.05015	No	Yes
28	3.90400	4.05700	4.44273	No	Yes
29	3.95500	4.10200	3.91528	No	Yes
30	4.00300	4.14300	4.04909	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
31	4.04900	4.18100	4.38839	No	Yes
32	4.09200	4.21600	4.48796	No	Yes
33	4.13200	4.24900	4.26780	No	Yes
34	4.16800	4.28100	4.21236	No	Yes
35	4.20000	4.31100	4.32807	No	Yes
36	4.22800	4.34200	4.14684	No	Yes
37	4.25600	4.37200	4.65798	No	Yes
38	4.28700	4.40400	4.46459	No	Yes
39	4.31700	4.43600	4.45459	No	Yes
40	4.34800	4.46800	4.76865	No	Yes
41	4.37900	4.50000	4.39566	No	Yes
42	4.41000	4.53300	4.54915	No	Yes
43	4.44100	4.56700	4.55539	No	Yes
44	4.47300	4.60200	4.69234	No	Yes
45	4.50600	4.63800	4.47933	No	Yes
46	4.53900	4.67500	4.43762	No	Yes
47	4.57400	4.71100	4.57083	No	Yes
48	4.60900	4.74700	4.36319	No	Yes
49	4.64700	4.78100	4.67236	No	Yes
50	4.68500	4.81200	4.44547	No	Yes
51	4.72100	4.84000	4.39976	No	Yes
52	4.75300	4.86500	4.90627	No	Yes
53	4.78300	4.88600	4.31803	No	Yes
54	4.80900	4.90300	4.47455	No	Yes
55	4.83200	4.91600	4.35225	No	Yes
56	4.85100	4.92800	4.50866	No	Yes
57	4.86600	4.94200	4.29674	No	Yes
58	4.87600	4.95900	4.27577	No	Yes
59	4.88300	4.98000	4.44497	No	Yes
60	4.88500	5.00400	4.24951	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
61	4.90100	5.03400	4.49210	No	Yes
62	4.93400	5.06500	4.25965	No	Yes
63	4.96700	5.09500	4.21502	No	Yes
64	4.99800	5.12400	4.74584	No	Yes
65	5.02800	5.15200	4.13044	No	Yes
66	5.05700	5.17900	4.29119	No	Yes
67	5.08500	5.20500	4.17406	No	Yes
68	5.11200	5.22900	4.32943	No	Yes
69	5.13800	5.25100	4.09549	No	Yes
70	5.16200	5.27200	4.05849	No	Yes
71	5.18500	5.29200	4.22005	No	Yes
72	5.20700	5.31000	3.99341	No	Yes
73	5.22700	5.32600	4.24038	No	Yes
74	5.24500	5.34100	4.01812	No	Yes
75	5.26200	5.35400	4.00147	No	Yes
76	5.27700	5.36500	4.58631	No	Yes
77	5.29100	5.37400	3.97428	No	Yes
78	5.30300	5.38100	4.16674	No	Yes
79	5.31300	5.38700	3.99844	No	Yes
80	5.32100	5.39100	4.19184	No	Yes
81	5.32700	5.39700	3.42990	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

Class	**M1**	**M2**	**M3**	**M4**	**M5**	**M6**
Rating (S/M/F)	AA+ / Aa1 / AA+	AA / Aa1 / AA	AA- / Aa2/ AA-	A+ / Aa3 / A+	A / A1 / A	A- / A2 / A-
Loss Severity	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Default	53.24 CDR	45.83 CDR	36.45 CDR	31.79 CDR	27.63 CDR	23.86 CDR
Collateral Loss	23.67%	22.15%	19.76%	18.33%	16.88%	15.41%
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%
Default	33.24 CDR	29.52 CDR	24.41 CDR	21.70 CDR	19.18 CDR	16.82 CDR
Collateral Loss	25.06%	23.42%	20.85%	19.31%	17.76%	16.19%
Loss Severity	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Default	24.22 CDR	21.79 CDR	18.35 CDR	16.47 CDR	14.69 CDR	12.98 CDR
Collateral Loss	25.93%	24.21%	21.53%	19.93%	18.32%	16.68%

Class	**M7**	**M8**	**M9**	**M10**
Rating (S/M/F)	BBB+ / A3 / BBB+	BBB / Baa1 / BBB	BBB- / Baa2 / BBB	BBB- / Baa3 / BBB-
Loss Severity	30.00%	30.00%	30.00%	30.00%
Default	20.37 CDR	17.13 CDR	14.48 CDR	13.03 CDR
Collateral Loss	13.88%	12.30%	10.87%	10.04%
Loss Severity	40.00%	40.00%	40.00%	40.00%
Default	14.55 CDR	12.39 CDR	10.59 CDR	9.59 CDR
Collateral Loss	14.55%	12.87%	11.36%	10.48%
Loss Severity	50.00%	50.00%	50.00%	50.00%
Default	11.31 CDR	9.70 CDR	8.34 CDR	7.58 CDR
Collateral Loss	14.97%	13.23%	11.67%	10.76%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.22	1.10	1.00	0.91	0.83
MDUR (yr)	1.19	1.07	0.98	0.89	0.81
First Prin Pay	12/2004	12/2004	12/2004	12/2004	12/2004
Last Prin Pay	11/2006	9/2006	7/2006	5/2006	3/2006

Class A-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.22	1.10	1.00	0.91	0.83
MDUR (yr)	1.19	1.07	0.98	0.89	0.81
First Prin Pay	12/2004	12/2004	12/2004	12/2004	12/2004
Last Prin Pay	11/2006	9/2006	7/2006	5/2006	3/2006

Class A-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.80	3.25	2.81	2.30	2.00
MDUR (yr)	3.56	3.07	2.67	2.21	1.92
First Prin Pay	11/2006	9/2006	7/2006	5/2006	3/2006
Last Prin Pay	4/2013	11/2011	11/2010	12/2009	8/2007

Class A-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.80	3.25	2.81	2.30	2.00
MDUR (yr)	3.56	3.07	2.67	2.21	1.92
First Prin Pay	11/2006	9/2006	7/2006	5/2006	3/2006
Last Prin Pay	4/2013	11/2011	11/2010	12/2009	8/2007

Weighted Average Life Tables

Class A-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.21	7.65	6.57	5.52	3.18
MDUR (yr)	8.08	6.85	5.96	5.07	3.01
First Prin Pay	4/2013	11/2011	11/2010	12/2009	8/2007
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class A-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.83	9.88	8.43	7.20	3.87
MDUR (yr)	9.96	8.53	7.42	6.44	3.58
First Prin Pay	4/2013	11/2011	11/2010	12/2009	8/2007
Last Prin Pay	10/2024	10/2021	6/2019	8/2017	9/2015

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.74	4.54	4.78
MDUR (yr)	5.70	4.86	4.38	4.22	4.43
First Prin Pay	4/2008	12/2007	4/2008	9/2008	5/2009
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.98	5.87	5.20	4.95	5.77
MDUR (yr)	6.17	5.28	4.74	4.55	5.26
First Prin Pay	4/2008	12/2007	4/2008	9/2008	5/2009
Last Prin Pay	9/2022	11/2019	10/2017	1/2016	4/2014

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.70	4.33	4.43
MDUR (yr)	5.69	4.85	4.33	4.02	4.12
First Prin Pay	4/2008	12/2007	3/2008	7/2008	1/2009
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.97	5.85	5.15	4.73	4.75
MDUR (yr)	6.14	5.25	4.68	4.35	4.38
First Prin Pay	4/2008	12/2007	3/2008	7/2008	1/2009
Last Prin Pay	11/2021	2/2019	1/2017	5/2015	10/2013

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.68	4.26	4.19
MDUR (yr)	5.68	4.84	4.31	3.95	3.90
First Prin Pay	4/2008	12/2007	2/2008	5/2008	9/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.96	5.84	5.12	4.65	4.50
MDUR (yr)	6.12	5.24	4.65	4.27	4.16
First Prin Pay	4/2008	12/2007	2/2008	5/2008	9/2008
Last Prin Pay	6/2021	10/2018	10/2016	2/2015	7/2013

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.67	4.20	4.03
MDUR (yr)	5.61	4.79	4.26	3.87	3.73
First Prin Pay	4/2008	12/2007	2/2008	4/2008	7/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.94	5.83	5.09	4.58	4.34
MDUR (yr)	6.03	5.17	4.58	4.17	3.98
First Prin Pay	4/2008	12/2007	2/2008	4/2008	7/2008
Last Prin Pay	11/2020	4/2018	5/2016	9/2014	3/2013

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.67	4.17	3.95
MDUR (yr)	5.58	4.77	4.24	3.83	3.65
First Prin Pay	4/2008	12/2007	1/2008	3/2008	6/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.81	5.08	4.54	4.24
MDUR (yr)	5.99	5.13	4.55	4.12	3.88
First Prin Pay	4/2008	12/2007	1/2008	3/2008	6/2008
Last Prin Pay	6/2020	12/2017	1/2016	6/2014	12/2012

Weighted Average Life Tables

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.65	4.14	3.88
MDUR (yr)	5.56	4.75	4.21	3.79	3.58
First Prin Pay	4/2008	12/2007	1/2008	3/2008	4/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.91	5.80	5.05	4.50	4.16
MDUR (yr)	5.95	5.10	4.51	4.07	3.81
First Prin Pay	4/2008	12/2007	1/2008	3/2008	4/2008
Last Prin Pay	1/2020	7/2017	9/2015	2/2014	9/2012

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.65	4.11	3.82
MDUR (yr)	5.46	4.68	4.15	3.72	3.48
First Prin Pay	4/2008	12/2007	1/2008	2/2008	3/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.88	5.77	5.03	4.45	4.09
MDUR (yr)	5.81	4.99	4.42	3.98	3.70
First Prin Pay	4/2008	12/2007	1/2008	2/2008	3/2008
Last Prin Pay	6/2019	1/2017	4/2015	10/2013	5/2012

Weighted Average Life Tables

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.65	4.10	3.78
MDUR (yr)	5.42	4.65	4.13	3.70	3.43
First Prin Pay	4/2008	12/2007	12/2007	1/2008	2/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.74	5.00	4.41	4.02
MDUR (yr)	5.75	4.94	4.38	3.93	3.63
First Prin Pay	4/2008	12/2007	12/2007	1/2008	2/2008
Last Prin Pay	10/2018	7/2016	10/2014	5/2013	1/2012

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.63	4.08	3.74
MDUR (yr)	5.16	4.45	3.96	3.55	3.30
First Prin Pay	4/2008	12/2007	12/2007	1/2008	2/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.78	5.69	4.94	4.35	3.96
MDUR (yr)	5.41	4.69	4.16	3.75	3.45
First Prin Pay	4/2008	12/2007	12/2007	1/2008	2/2008
Last Prin Pay	1/2018	11/2015	3/2014	11/2012	8/2011

Weighted Average Life Tables

Class M-10 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.32	4.63	4.08	3.72
MDUR (yr)	5.16	4.45	3.96	3.55	3.28
First Prin Pay	4/2008	12/2007	12/2007	1/2008	1/2008
Last Prin Pay	3/2014	8/2012	7/2011	6/2010	9/2009

Class M-10 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.72	5.64	4.89	4.32	3.90
MDUR (yr)	5.38	4.66	4.13	3.72	3.41
First Prin Pay	4/2008	12/2007	12/2007	1/2008	1/2008
Last Prin Pay	3/2017	2/2015	8/2013	4/2012	3/2011

Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$473,180,816	$13,540	$619,557
Average Scheduled Principal Balance	$145,684		
Number of Mortgage Loans	3,248		
Weighted Average Gross Coupon	7.081%	4.800%	12.500%
Weighted Average FICO Score	637	500	817
Weighted Average Combined Original LTV	89.07%	12.70%	100.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Remaining Term	357 months	116 months	360 months
Weighted Average Seasoning	0 months	0 months	5 months
Weighted Average Gross Margin	6.625%	4.520%	11.310%
Weighted Average Minimum Interest Rate	6.958%	4.800%	12.050%
Weighted Average Maximum Interest Rate	12.958%	10.800%	18.050%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	19 months	36 months
Maturity Date		Jun. 1, 2014	Nov. 1, 2034
Maximum Zip Code Concentration	0.33%	23456	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	272	$ 9,531,717.39	2.01%	9.569%	327	87.88%	623
50,000.01 - 100,000.00	917	71,364,523.17	15.08	7.680	356	88.87	631
100,000.01 - 150,000.00	802	99,217,245.58	20.97	7.274	357	89.49	637
150,000.01 - 200,000.00	585	100,912,005.38	21.33	7.041	358	90.15	638
200,000.01 - 250,000.00	292	65,244,675.28	13.79	6.703	359	89.34	643
250,000.01 - 300,000.00	174	47,845,122.98	10.11	6.724	360	87.90	634
300,000.01 - 350,000.00	82	26,719,565.34	5.65	6.693	360	88.95	642
350,000.01 - 400,000.00	55	20,734,123.72	4.38	6.588	357	86.77	641
400,000.01 - 450,000.00	39	16,627,722.15	3.51	6.523	358	86.87	640
450,000.01 - 500,000.00	22	10,570,790.38	2.23	6.221	359	89.22	644
500,000.01 - 550,000.00	5	2,605,985.99	0.55	6.697	360	90.05	676
550,000.01 - 600,000.00	2	1,187,781.35	0.25	6.924	358	82.44	658
600,000.01 - 650,000.00	1	619,557.09	0.13	7.690	359	100.00	676
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	$ 1,175,680.00	0.25%	4.927%	360	76.70%	649
5.000 - 5.499	41	9,019,159.35	1.91	5.306	359	79.49	649
5.500 - 5.999	208	45,600,224.03	9.64	5.796	360	83.84	655
6.000 - 6.499	381	71,471,625.41	15.10	6.254	359	86.64	653
6.500 - 6.999	745	129,328,879.95	27.33	6.760	359	89.29	645
7.000 - 7.499	519	75,469,144.05	15.95	7.227	358	90.25	636
7.500 - 7.999	602	76,549,109.72	16.18	7.730	355	91.23	627
8.000 - 8.499	243	28,890,862.15	6.11	8.229	357	91.51	609
8.500 - 8.999	159	16,177,633.11	3.42	8.693	353	92.61	598
9.000 - 9.499	78	5,609,292.51	1.19	9.176	352	90.67	600
9.500 - 9.999	79	5,272,617.89	1.11	9.698	350	94.12	610
10.000 -10.499	38	2,173,198.61	0.46	10.167	350	92.84	613
10.500 -10.999	67	3,435,534.11	0.73	10.718	339	98.67	617
11.000 -11.499	44	1,480,713.48	0.31	11.244	320	98.21	615
11.500 -11.999	35	1,351,258.25	0.29	11.600	320	97.73	605
12.000 -12.499	3	128,919.67	0.03	12.136	337	100.00	589
12.500 -12.999	1	46,963.51	0.01	12.500	357	100.00	642
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	27	$ 2,916,489.57	0.62%	9.268%	360	76.10%	513
525-549	163	18,945,025.73	4.00	7.959	359	79.98	538
550-574	231	32,678,430.71	6.91	7.465	359	81.00	563
575-599	300	43,079,360.92	9.10	7.388	359	84.14	588
600-624	654	92,126,029.88	19.47	7.118	357	88.07	612
625-649	681	102,122,673.69	21.58	6.986	357	91.11	637
650-674	531	79,948,539.22	16.90	6.889	358	91.41	661
675-699	299	48,427,912.48	10.23	6.864	357	92.31	685
700 and greater	362	52,936,353.60	11.19	6.768	355	93.37	734
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	31	$ 2,638,715.67	0.56%	7.180%	357	40.72%	597
50.00- 54.99	15	2,086,257.42	0.44	6.695	354	52.32	606
55.00- 59.99	18	2,386,126.41	0.50	6.326	360	57.66	596
60.00- 64.99	36	4,287,044.44	0.91	6.921	358	62.09	599
65.00- 69.99	61	9,080,212.59	1.92	6.517	357	67.82	600
70.00- 74.99	111	15,437,302.90	3.26	6.791	355	71.89	607
75.00- 79.99	159	26,876,235.57	5.68	6.790	358	77.09	610
80.00	453	70,552,964.25	14.91	6.725	358	80.00	642
80.01- 84.99	90	14,583,345.37	3.08	6.712	360	83.38	618
85.00- 89.99	369	54,157,424.50	11.45	7.005	358	86.00	611
90.00- 94.99	464	75,318,658.02	15.92	6.994	358	90.44	623
95.00- 99.99	249	40,254,476.59	8.51	7.089	356	95.60	653
100.00	1,192	155,522,052.07	32.87	7.476	356	100.00	662
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	1	$ 13,539.88	0.00%	10.850%	116	100.00%	625
180	37	3,014,099.67	0.64	7.929	179	89.11	660
240	111	4,424,975.32	0.94	8.960	239	94.14	647
300	2	519,080.92	0.11	7.123	300	95.00	633
360	3,097	465,209,120.01	98.32	7.058	360	89.02	637
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	1	$ 13,539.88	0.00%	10.850%	116	100.00%	625
121-180	37	3,014,099.67	0.64	7.929	179	89.11	660
181-240	111	4,424,975.32	0.94	8.960	239	94.14	647
241-300	2	519,080.92	0.11	7.123	300	95.00	633
301-360	3,097	465,209,120.01	98.32	7.058	360	89.02	637
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	81	$ 9,615,179.11	2.03%	6.978%	356	82.28%	630
20.01 -25.00	92	10,722,364.30	2.27	7.058	355	86.44	634
25.01 -30.00	201	24,190,814.62	5.11	7.164	354	86.76	642
30.01 -35.00	337	46,480,394.39	9.82	7.088	358	87.83	637
35.01 -40.00	472	70,197,652.22	14.84	6.995	357	89.28	643
40.01 -45.00	799	125,902,636.99	26.61	7.022	359	88.92	639
45.01 -50.00	1,205	176,249,471.45	37.25	7.157	357	90.27	635
50.01 -55.00	59	9,589,902.72	2.03	6.992	356	89.42	629
55.01 -60.00	1	182,000.00	0.04	6.250	360	87.08	595
60.01 and greater	1	50,400.00	0.01	9.550	360	70.00	506
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,464	$ 392,589,470.43	82.97%	6.958%	360	88.66%	634
Fixed Rate	784	80,591,345.37	17.03	7.681	346	91.09	656
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	2,190	$ 345,012,478.15	72.91%	6.991%	360	88.78%	633
3/27 6 Mo LIBOR ARM	274	47,576,992.28	10.05	6.721	360	87.78	639
Fixed Rate 10 Year	1	13,539.88	0.00	10.850	116	100.00	625
Fixed Rate 15 Year	37	3,014,099.67	0.64	7.929	179	89.11	660
Fixed Rate 20 Year	111	4,424,975.32	0.94	8.960	239	94.14	647
Fixed Rate 25 Year	2	519,080.92	0.11	7.123	300	95.00	633
Fixed Rate 30 Year	633	72,619,649.58	15.35	7.597	360	90.96	656
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	200	$ 48,687,436.38	10.29%	6.500%	360	93.32%	664
Not Interest Only	3,048	424,493,379.42	89.71	7.148	357	88.59	634
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	703	$ 97,102,050.81	20.52%	7.253%	357	88.33%	633
12	136	22,459,330.12	4.75	7.246	353	87.70	643
24	1,574	235,569,891.68	49.78	6.999	359	89.12	635
30	16	3,071,831.72	0.65	7.036	360	90.83	641
36	819	114,977,711.47	24.30	7.074	356	89.82	646
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	3,030	$ 464,764,189.49	98.22%	7.020%	358	88.88%	637
Second Lien	218	8,416,626.31	1.78	10.460	325	99.78	657
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	76	$ 14,314,973.08	3.03%	6.857%	360	85.01%	627
Full Documentation	2,786	393,634,773.76	83.19	7.068	357	90.29	634
Stated Documentation	386	65,231,068.96	13.79	7.211	358	82.60	661
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,823	$ 283,838,314.90	59.99%	6.962%	357	87.51%	629
Land Contract	17	1,907,171.18	0.40	7.752	359	86.21	596
Purchase	1,222	161,799,438.02	34.19	7.274	358	92.07	655
Rate/Term Refinance	186	25,635,891.70	5.42	7.134	355	87.70	622
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	76	$ 10,033,669.61	2.12%	6.971%	358	82.56%	635
3 Units	9	2,000,735.00	0.42	6.615	355	69.41	593
4 Units	4	688,250.78	0.15	7.019	360	83.95	637
Condominium	150	23,330,827.99	4.93	6.859	358	90.37	654
Modular Home	1	98,600.00	0.02	7.150	360	85.00	552
Single Family	2,911	422,874,210.37	89.37	7.100	357	89.25	637
Townhouse	97	14,154,522.05	2.99	7.033	359	89.42	634
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	91	$ 10,178,169.08	2.15%	7.184%	358	80.48%	655
Primary	3,157	463,002,646.72	97.85	7.079	357	89.26	637
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	79	$ 8,402,530.24	1.78%	7.457%	351	91.93%	634
Arizona	118	17,377,320.90	3.67	7.054	358	92.65	643
Arkansas	17	2,104,858.39	0.44	7.790	331	94.03	627
California	194	47,937,980.51	10.13	6.406	359	85.32	640
Colorado	94	16,805,326.11	3.55	6.791	359	91.55	650
Connecticut	14	2,488,344.43	0.53	6.682	360	83.24	615
Delaware	22	3,372,113.23	0.71	7.131	360	87.33	643
Florida	190	26,547,528.80	5.61	7.208	358	89.19	636
Georgia	146	20,133,592.68	4.25	7.255	359	91.28	638
Idaho	8	853,496.32	0.18	7.344	358	90.97	623
Illinois	145	21,348,071.32	4.51	6.901	359	88.27	637
Indiana	102	10,380,699.92	2.19	7.353	354	91.31	642
Iowa	29	3,434,640.61	0.73	7.632	360	95.40	642
Kansas	28	3,178,954.27	0.67	7.332	360	89.08	642
Kentucky	44	4,359,112.01	0.92	7.313	356	91.60	644
Louisiana	67	8,162,122.75	1.72	7.496	358	92.83	641
Maine	30	3,733,260.84	0.79	7.160	357	86.91	639
Maryland	121	24,006,072.09	5.07	6.956	359	89.28	630
Massachusetts	31	7,465,020.30	1.58	6.962	360	84.55	627
Michigan	179	21,592,588.95	4.56	7.490	358	88.57	626
Minnesota	55	8,774,154.64	1.85	6.989	359	88.26	644
Mississippi	30	3,477,906.56	0.74	7.382	356	88.42	610
Missouri	59	6,345,529.88	1.34	7.426	359	90.59	622
Nebraska	11	1,137,470.01	0.24	6.744	359	92.10	658
Nevada	64	13,139,188.00	2.78	6.579	359	82.22	633
New Hampshire	13	2,839,649.21	0.60	7.310	360	89.10	620
New Jersey	75	16,133,163.61	3.41	7.040	355	86.99	635
New Mexico	20	2,417,892.60	0.51	7.692	359	89.65	626
New York	81	9,503,419.12	2.01	7.467	356	85.74	634
North Carolina	123	14,296,817.54	3.02	7.193	356	88.06	641
Ohio	138	16,649,989.94	3.52	7.198	359	92.64	642
Oklahoma	31	3,350,009.70	0.71	7.331	357	93.16	647
Oregon	27	5,012,235.37	1.06	6.709	360	85.93	669
Pennsylvania	197	24,369,624.20	5.15	7.288	358	90.91	641
Rhode Island	15	3,052,921.44	0.65	7.017	330	83.73	617
South Carolina	79	8,875,498.87	1.88	7.439	347	89.87	634
South Dakota	1	110,000.00	0.02	7.800	360	100.00	652
Tennessee	117	13,816,849.76	2.92	7.252	355	93.99	646
Texas	109	11,100,092.84	2.35	7.574	349	86.99	628
Utah	23	4,462,094.82	0.94	7.069	359	89.43	636
Virginia	205	33,835,537.51	7.15	6.983	358	88.44	640
Washington	39	6,440,478.34	1.36	6.868	360	91.33	638
Wisconsin	74	9,711,657.17	2.05	7.229	359	90.90	636
Wyoming	4	645,000.00	0.14	6.788	360	95.53	643
Total	**3,248**	**$ 473,180,815.80**	**100.00%**	**7.081%**	**357**	**89.07%**	**637**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	$ 4,255,837.19	1.08%	5.310%	360	76.15%	661
5.000 - 5.499	148	29,712,734.54	7.57	5.691	360	81.89	652
5.500 - 5.999	320	55,991,935.73	14.26	6.160	360	84.88	649
6.000 - 6.499	511	90,965,161.56	23.17	6.577	360	88.43	648
6.500 - 6.999	580	94,742,766.58	24.13	7.008	360	90.10	636
7.000 - 7.499	429	61,342,310.62	15.63	7.565	360	91.52	623
7.500 - 7.999	217	29,565,704.10	7.53	8.015	360	91.72	599
8.000 - 8.499	128	15,466,626.99	3.94	8.494	359	91.57	590
8.500 - 8.999	48	4,378,930.28	1.12	9.055	359	93.76	586
9.000 - 9.499	28	3,021,725.45	0.77	9.511	359	89.30	570
9.500 - 9.999	22	2,126,210.10	0.54	10.004	359	92.42	574
10.000 -10.499	8	750,706.61	0.19	10.435	359	96.25	574
10.500 -10.999	1	112,100.00	0.03	10.000	360	100.00	598
11.000 -11.499	3	156,720.68	0.04	11.697	359	92.23	562
Total	**2,464**	**$ 392,589,470.43**	**100.00%**	**6.958%**	**360**	**88.66%**	**634**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	$ 1,175,680.00	0.30%	4.927%	360	76.70%	649
5.000 - 5.499	41	9,019,159.35	2.30	5.306	359	79.49	649
5.500 - 5.999	199	43,583,247.91	11.10	5.789	360	83.72	653
6.000 - 6.499	345	64,388,364.11	16.40	6.254	360	86.51	650
6.500 - 6.999	632	110,010,302.87	28.02	6.756	360	89.19	640
7.000 - 7.499	419	62,380,984.57	15.89	7.219	359	90.29	631
7.500 - 7.999	435	58,441,740.76	14.89	7.724	360	91.18	620
8.000 - 8.499	171	21,706,644.54	5.53	8.226	360	91.97	603
8.500 - 8.999	113	12,496,430.48	3.18	8.696	360	92.73	590
9.000 - 9.499	47	3,988,108.96	1.02	9.174	359	89.99	574
9.500 - 9.999	31	3,033,738.03	0.77	9.665	359	90.71	572
10.000 -10.499	11	1,048,711.38	0.27	10.177	359	87.28	558
10.500 -10.999	12	1,159,636.79	0.30	10.654	359	96.81	578
11.000 -11.499	1	58,000.00	0.01	11.450	360	100.00	595
11.500 -11.999	1	48,734.84	0.01	11.630	359	75.00	500
12.000 -12.499	1	49,985.84	0.01	12.050	359	100.00	583
Total	**2,464**	**$ 392,589,470.43**	**100.00%**	**6.958%**	**360**	**88.66%**	**634**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	5	$ 1,175,680.00	0.30%	4.927%	360	76.70%	649
11.000 -11.499	41	9,019,159.35	2.30	5.306	359	79.49	649
11.500 -11.999	199	43,583,247.91	11.10	5.789	360	83.72	653
12.000 -12.499	345	64,388,364.11	16.40	6.254	360	86.51	650
12.500 -12.999	632	110,010,302.87	28.02	6.756	360	89.19	640
13.000 -13.499	419	62,380,984.57	15.89	7.219	359	90.29	631
13.500 -13.999	435	58,441,740.76	14.89	7.724	360	91.18	620
14.000 -14.499	171	21,706,644.54	5.53	8.226	360	91.97	603
14.500 -14.999	113	12,496,430.48	3.18	8.696	360	92.73	590
15.000 -15.499	47	3,988,108.96	1.02	9.174	359	89.99	574
15.500 -15.999	31	3,033,738.03	0.77	9.665	359	90.71	572
16.000 -16.499	11	1,048,711.38	0.27	10.177	359	87.28	558
16.500 -16.999	12	1,159,636.79	0.30	10.654	359	96.81	578
17.000 -17.499	1	58,000.00	0.01	11.450	360	100.00	595
17.500 -17.999	1	48,734.84	0.01	11.630	359	75.00	500
18.000 -18.499	1	49,985.84	0.01	12.050	359	100.00	583
Total	**2,464**	**$ 392,589,470.43**	**100.00%**	**6.958%**	**360**	**88.66%**	**634**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,464	$ 392,589,470.43	100.00%	6.958%	360	88.66%	634
Total	**2,464**	**$ 392,589,470.43**	**100.00%**	**6.958%**	**360**	**88.66%**	**634**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,464	$ 392,589,470.43	100.00%	6.958%	360	88.66%	634
Total	**2,464**	**$ 392,589,470.43**	**100.00%**	**6.958%**	**360**	**88.66%**	**634**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
May 2006	8	$ 1,413,920.45	0.36%	7.082%	355	84.57%	626
June 2006	19	2,867,591.00	0.73	7.000	356	93.42	641
July 2006	44	6,567,538.67	1.67	7.028	357	93.15	663
August 2006	98	18,402,099.30	4.69	7.057	358	90.92	639
September 2006	473	70,287,526.43	17.90	7.177	359	86.64	627
October 2006	1,462	229,540,902.30	58.47	6.939	360	88.97	633
November 2006	86	15,932,900.00	4.06	6.812	360	90.73	638
May 2007	1	171,038.65	0.04	7.350	355	100.00	686
June 2007	4	672,264.65	0.17	6.810	356	80.29	612
July 2007	3	464,148.55	0.12	6.480	357	89.73	650
August 2007	13	2,046,249.38	0.52	6.739	358	77.94	627
September 2007	56	8,990,083.03	2.29	6.802	359	84.33	630
October 2007	178	31,850,808.02	8.11	6.728	360	89.49	642
November 2007	19	3,382,400.00	0.86	6.408	360	87.39	642
Total	**2,464**	**$ 392,589,470.43**	**100.00%**	**6.958%**	**360**	**88.66%**	**634**